FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorised Company

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON THE 30TH OF OCTOBER 2014

1.            DATE, TIME AND PLACE: On the 30th of October, 2014, at 9:30 a.m, at the registered offices of Companhia Brasileira de Distribuição (the “Company” or “CBD”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary: Mr. Caio Machado Filho.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company´s Charter and article 8 of the Internal Regulation of the Company´s Board of Directors. Were present Mr. Arnaud Strasser, Mr. Jean-Charles Naouri (p.p Arnaud Strasser), Mr. Yves Desjacques, Mr. Antoine Giscard d´Estaing, Mr. Luiz Augusto de Castro Neves, Mr. Luiz Corrêa do Lago, Mr. Eleazar de Carvalho Filho and Mrs. Maria Helena dos Santos Fernandes Santana. Also present, during the whole meeting, were Mr. Ronaldo Iabrudi, Mrs. Ana Paula Tarossi and simultaneous translators. Present to part of the meeting, as guests, were Mr. Nelson Carvalho (through telephone), member of the Audit Committee, Mr. Christophe Hidalgo, Mr. Antonio Salvador, Mr. Peter Paul Lorenço Estermann, Mr. Edson Kawabata and Mr. Marcelo Acerbi de Almeida.

4.            AGENDA: (i) Approval of the Company´s quarterly results regarding the period ended on September 30th, 2014, as previously submitted to the Audit Committee; (ii) Approval of the proposal of distribution of dividends and definition of the payment date related to the period ended on September 30th, 2014, as previously submitted to the Financial Committee; and (iii) Resolution on the issuance of shares within the Company’s stock option plan and on the respective share capital increase, as previously submitted to the Financial Committee.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the item comprised in the agenda and unanimously approved the following resolutions:

5.1.        Mr. Christophe Hidalgo performed a presentation on the Company´s quarterly results for the period ended at September 30th, 2014, including its performance in selling, stocks, results, cash flow, working capital and indebtedness, having the Board members discussed the presented information. At the end, and in accordance with the recommendation of the Audit Committee, the members of the Board of Directors unanimously decided to approve the Company´s quarterly results of the 3rd Quarter of 2014 and authorized the Company’s Board of Officers to adopt all measures necessary to disclose the quarterly results now approved through the Comissão de Valores Mobiliários – CVM, the BM&BOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and the Securities and Exchange Comission – SEC.

5.2.        Mr. Christophe Hidalgo presented the proposal of profits distribution and definition of the payment date of the profits related to the period ended on 30th of September of 2014. In accordance with the recommendation of the Financial Committee, the members of the Board of Directors unanimously decided to approve the payment of interim dividends for the 3rd Quarter of 2014, according to the Company's Dividend Policy, in the amount of R$ 35,832,629.50 (thirty-five million, eight hundred and thirty-two, six hundred and twenty-nine Reais and fifty cents), of which R$0.14 per preferred share and R$0.127272 per common share. The payment of dividends will be held on November 21st, 2014. All outstanding shares on November 10th, 2014 shall be entitled to receive the dividends. Starting on November 11th, 2014, the shares will be traded ex-dividend.

5.3.        The Board members discussed the Company’s stock option plans approved at the General Meetings held on December 20th, 2006 and on May 9th, 2014 (together, “Plans”), and in accordance with the recommendation of the Financial Committee expressed at the meeting held on October 28th, 2014, unanimously resolved the following:

5.3.1.     In view of the exercise of A6 Silver and Gold, A7 Silver and Gold, B1 and C1 Series of the Plans, observing the limit of the authorized capital of the Company, as set forth in Section 6 of the By-Laws, approved the capital increase of the Company in the amount of R$919,095.60 (nine hundred and nineteen thousand, ninety-five Reais and sixty cents), through the issuance of 23,350 (twenty-three thousand, three hundred and fifty) preferred shares, being:

(i) 5,793 (five thousand, seven hundred and ninety-three) preferred shares, at the issuance price of R$64.13 (sixty-four Reais and thirteen cents) per share, determined in accordance with the Plans, in the total amount of R$371,505.09 (three hundred and seventy-one thousand, five hundred and five Reais and nine cents), in connection with the exercise of A6 Silver Series;

(ii) 5,791 (five thousand, seven hundred and ninety-one) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$57.91 (fifty-seven Reais and ninety-one cents) in connection with the exercise of A6 Gold Series;

(iii) 5,201 (five thousand, two hundred and one) preferred shares, at the issuance price of R$80.00 (eighty Reais) per share, determined in accordance with the Plans, in the total amount of R$416,080.00 (four hundred and sixteen thousand and eighty Reais), in connection with the exercise of A7 Silver Series;

(iv) 5,198 (five thousand, one hundred and ninety eight) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plans, in the total amount of R$51.98 (fifty one Reais and ninety-eight cents), in connection with the exercise of A7 Gold Series;

(v) 343 (three hundred and forty-three) preferred shares, at the issuance price of R$108.10 (one hundred and eight Reais and ten cents) per share, determined in accordance with the Plans, in the total amount of R$37,078.30 (thirty-seven thousand, seventy-eight Reais and thirty cents), in connection with the exercise of B1 Series;

(vi) 152 (one hundred and fifty-two) preferred shares, at the issuance price of R$110.49 (one hundred and ten Reais and forty-nine cents) per share, determined in accordance with the Plans, in the total amount of R$16,794.48 (sixteen thousand, seven hundred and ninety-four Reais and forty-eight cents), in connection with the exercise of B1 Series;

(vii) 200 (two hundred) preferred shares, at the issuance price of R$108.02 (one hundred and eight Reais and two cents) per share, determined in accordance with the Plans, in the total amount of R$21,604.00 (twenty-one thousand, six hundred and four Reais), in connection with the exercise of B1 Series; and

(viii) 672 (six hundred and seventy two) preferred shares, at the issuance price of R$83.22 (eighty-three Reais and twenty-two cents) per share, determined in accordance with the Plans, in the total amount of R$55,923.84 (fifty-five thousand, nine hundred and twenty-three Reais and eighty-four cents), in connection with the exercise of C1 Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, according to the Company’s By-Laws, including full right to participate in the distribution of interim dividends regarding the 3rd Quarter of 2014.

5.3.2.     Consequently, the Company’s share capital shall pass from R$6,789,084,880.04 (six billion, seven hundred and eighty-nine million, eighty-four thousand, eight hundred and eighty Reais and four cents) to R$6,790,003,975.64 (six billion, seven hundred and ninety million, three thousand, nine hundred and seventy-five Reais and sixty- four cents) divided into 265,242,262 (two hundred and sixty-five million, two hundred and forty-two thousand, two hundred and sixty-two) shares with no par value, 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 165,562,411 (one hundred and sixty-five million, five hundred and sixty-two thousand, four hundred and eleven) of which are preferred shares.

6.            APPROVAL AND SUBMISSION OF THE MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Board members having signed them. São Paulo, 30th of October, 2014. Signatures: Chairman: Arnaud Strasser; Secretary: Caio Machado Filho; Mr. Arnaud Strasser, Mr. Jean-Charles Naouri (p.p Arnaud Strasser), Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Yves Desjacques, Mr. Luiz Aranha Corrêa do Lago, Mr. Antoine Marie Lazare Giscard d’Estaing and Mrs. Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/75 as amended.

São Paulo, 30th of October, 2014.

Caio Machado Filho Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 30, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.